UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-10582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota  55436

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

(Name of Plan)

Date: June 28, 2005	By:	/S/ ERIC S. RANGEN
Eric S. Rangen
Executive Vice President and Chief Financial Officer,
Alliant Techsystems Inc.

Alliant Techsystems, Inc. 401(k) Plan

Financial Statements as of and for the Years

Ended December 31, 2004 and 2003 and

Report of Independent Registered Public

Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(K)

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants in the
Alliant Techsystems Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 27, 2005

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments held by Master Trust at fair value (Note 7):
Participant-directed investments	$1,024,770,886	$929,624,271
Nonparticipant-directed investments (Note 4)	169,293,118	152,270,168

Total investments held by Master Trust	1,194,064,004	1,081,894,439

Investments held outside the Master Trust	39,195,887

Total investments	1,233,259,891	1,081,894,439

Participant loans	33,064,029	30,091,480
Employer contributions receivable	1,989,799	1,660,010

NET ASSETS AVAILABLE FOR BENEFITS	$1,268,313,719	$1,113,645,929

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$1,113,645,929	$960,660,221

CONTRIBUTIONS:
Participant contributions	53,721,955	50,558,546
Employer contributions	19,171,786	16,516,029

Total contributions	72,893,741	67,074,575

INVESTMENT INCOME FROM MASTER TRUST:
Interest	1,632	63,284
Dividends	26,932,347	18,614,886
Net appreciation in fair value of investments	85,528,543	110,870,218

Total investment income	112,462,522	129,548,388

INTEREST INCOME FROM PARTICIPANT LOANS	1,762,278	1,839,799

TRANSFERS BETWEEN PARTICIPATING PLANS, NET	145,567	173,639

TRANSFER IN FROM OUTSIDE PLANS	40,063,075	15,477,917

DEDUCTIONS:
Distributions to participants	72,474,377	60,959,300
Trustee and administrative fees	185,016	169,310

Total deductions	72,659,393	61,128,610

NET ADDITIONS	154,667,790	152,985,708

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,268,313,719	$1,113,645,929

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General Information—The Plan is a defined-contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Alliant Techsystems Inc. (the “Company”) employees not covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement—The Company has established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Participating Plans”). The Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Trust was approximately 94%. Fidelity Management Trust Company serves as the trustee for the Plan.

Participation—Each employee of the Company classified as regular full-time or regular part-time, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement that does not provide for participation in the Plan, automatically becomes a participant on the date of hire by the Company or transfer into the Plan. Effective January 1, 2003, temporary employees become eligible to participate in the Plan after a required amount of service has been met.

Contributions—The following contributions are made to the Plan:

a.                        The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax contributions. The maximum pretax contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions, including sponsor stock match contributions, are also limited to the lesser of $41,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make after-tax contributions and the Company can make a supplemental discretionary contribution.

b.                       Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c.                        The Company makes matching contribution based upon length of service and location as follows:

Grandfathered Employees (15 or more years of service as of January 1, 2004)—All participants with the exclusion of and AAI/Federal Cartridge receive matching contribution of $.50 for each

$1.00 up to a maximum of 6% of recognized compensation. AAI and Federal Cartridge employees receive $1.00 for $1.00 match on the first 3% of recognized compensation, and $.50 on each additional dollar contributed up to maximum of 6% of recognized compensation.

Non-grandfathered Employees (Employees with less than 15 years of service as of January 1, 2004 and new hires)—All participants receive $1.00 for $1.00 match on the first 3% of recognized compensation up to 3%, and additional $.50 for each dollar contributed up to 5% of salary.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and is charged with withdrawals and an allocation of plan losses and administrative expenses for activity related to the individual participant’s account. Allocations are based on participant earnings or account balances, as defined. Plan-wide administrative expense is paid by the participants by deduction of investment fees and expenses from the investment funds on a pro-rata basis before the net returns are reported. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Except for loans transferred from the Composite Optics Inc. Retirement Savings Plan, loan terms range from one to five years, except loans for the purchase of a primary residence, which range from one to ten years. Loan terms for the loans transferred from the Composite Optics Inc. Retirement Savings Plan can range from one to fifteen years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions—On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. Participants’ account balances of less than $5,000 are automatically distributed as a lump sum.

Transfers Between Participating Plans, Net—Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changes during the year.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Alliant Techsystems Inc. common stock. The Plan currently offers over twenty mutual funds and one common stock fund as investment options for participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.                      MERGERS, TRANSFERS, AND ROLLOVERS

During 2004, accounts of former Composites Optics Inc. and Mission Research Corporation participants totaling $40,063,075 were transferred as rollovers to the Plan. During December of 2003, accounts of former Composites Optics Inc. participants totaling $15,477,917 were transferred as rollovers to the Plan.

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan Sponsor contributes 100% of the company match into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. Effective January 1, 2002, participants age 50 or older were allowed to move up to 25% of their investments in their company stock matching account out of company stock into any other investment options. Effective October 1, 2002, the percentage was increased to 100% for these participants. Effective April 1, 2002, the Plan was also amended to permit participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates to change investment in their company matching account from company stock to other investment options available under the Plan. For active participants who have not reached 50 years of age, the company match that is contributed to the ATK Stock Fund is nonparticipant-directed. Effective February 1, 2003, the Plan was amended to allow participants who are active employees to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution is made.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the years ended December 31, 2004 and 2003 are as follows:

	ATK Stock Fund
	2004	2003

NET ASSETS AVAILABLE FOR BENEFITS—
Beginning of year	$153,930,178	$175,086,644

CONTRIBUTIONS:
Participant contributions	2,939,097	2,980,177
Employer contributions	19,170,624	16,553,284

Total contributions	22,109,721	19,533,461

INVESTMENT INCOME (LOSS):
Interest	137,946	146,374
Net appreciation (depreciation) in fair value of investments	19,833,506	(14,414,375)

Total income (loss)	19,971,452	(14,268,001)

TRANSFERS—Net	(36,810)	69,076

TRANSFER IN FROM OUTSIDE PLANS	13,813	637,234

EXCHANGES—Net	(17,093,883)	(20,553,207)

PARTICIPANT LOANS:
Repayments	1,087,833	938,667
Distributions	(1,661,509)	(1,620,073)

Total participant loans	(573,676)	(681,406)

DEDUCTIONS:
Distributions to participants	6,985,935	5,851,646
Trustee and administrative fees	51,943	41,977

Total deductions	7,037,878	5,893,623

NET ASSETS AVAILABLE FOR BENEFITS—
End of year	$171,282,917	$153,930,178

5.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002 that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. As a result, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt.

6.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

7.                      401(K) MASTER TRUST AGREEMENT

The following table presents the fair values of investments of the Trust as of December 31.

	2004	2003

Investments at fair value:
Short-term investment fund	$309,208,566	$302,178,182
Income funds	38,708,656	38,684,963
Growth and income funds	366,855,468	335,139,279
Growth funds	317,932,944	266,939,687
International funds	52,928,501	38,234,386
Alliant Techsystems Inc. Stock Fund	181,589,699	163,446,889
Alcoa Stock Fund		8,498,057

	$1,267,223,834	$1,153,121,443

Alliant Techsystems Inc. 401(k) Plan	$1,194,064,004	$1,081,894,439
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	73,159,830	71,227,004

	$1,267,223,834	$1,153,121,443

Investment income (loss) for the Trust is as follows for the years ended December 31:

	2004	2003

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Income funds	$(173,501)	$(582,028)
Growth and income funds	28,125,915	58,268,954
Growth funds	33,382,130	58,588,749
International funds	7,749,827	10,279,758
Alliant Techsystems Inc. Stock Fund	21,257,683	(15,375,080)
Hercules Inc. Stock Fund		56,338
Alcoa Stock Fund	25,156	6,010,315

	90,367,210	117,247,006

Interest	1,633	63,966
Dividends	28,309,159	19,809,523

	$118,678,002	$137,120,495

Alliant Techsystems Inc. 401(k) Plan	$112,462,522	$129,548,388
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	6,215,480	7,572,107

	$118,678,002	$137,120,495

8.                      RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 3,846,697 and 2,542,700 units, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $97,387,150 and $102,734,997, respectively. During the years ended December 31, 2004 and 2003, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

There were no nonexempt parties-in-interest transactions during the years ended December 31, 2004 and 2003.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

(EIN 41-1672694) (PLAN #003)

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2004

		Current
Description of Assets	Cost	Value

Participant Loans Receivable, maturing from 1/2/05 to 5/30/17*, at interest rates of 5.0% to 11.5%**	***	$33,064,029
Baron Asset Fund	***	2,264,503
American Century Ultra Fund	***	4,809,182
Janus Worldwide Fund	***	1,952,860
Vanguard Primecap Fund	***	8,583,403
Oakmark Fund	***	1,882,905
Vanguard Windsor II Fund	***	2,286,119
Schwab S&P Index Fund	***	4,514,732
Strong Ultra Short Fund	***	1,812,014
Schwab Institutional Advantage Money Fund	***	4,737,941
PIMCO High Yield Bond-Admin	***	1,892,328
One Group Bond 1	***	579,745
Julius Baer International Equity	***	880,371
Armada Small Cap Value	***	1,112,008
Lord Abbett Mid Cap Value Fund	***	628,825
Schwab Managed Retirement Trust 2010	***	155,258
Schwab Managed Retirement Trust 2020	***	198,487
Schwab Managed Retirement Trust 2030	***	338,355
Pioneer Fund Investor	***	566,851

Total		$72,259,916

     *Maturity relates to a loan transferred from Composite Optics Inc. Retirement Savings Plan

   **Party-in-interest.

***Cost information is not required for participant-directed investments and, therefore, is not included.